SCHEDULE 13D
                         (RULE 13D-101)

     Information to be Included in Statements Filed Pursuant
                      to Rule 13d-1(A) and
       Amendments Thereto Filed Pursuant to Rule 13d-2(A)


               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                    (AMENDMENT NO. 1)*


                         CRDENTIA CORP.
                        (Name of Issuer)

                 Common Stock, $.0001 par value
                 (Title of Class of Securities)

                            225235100
                         (CUSIP Number)

             Ann E. Carey, Business Legal Assistant
          Howard Rice Nemerovski Canady Falk & Rabkin,
                   A Professional Corporation
               Three Embarcadero Center, Suite 700
                    San Francisco, CA  94111
                         (415) 434-1600
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          August 30, 2004
                  (Date of Event which Requires
                    Filing of this Statement)

	If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


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CUSIP 225235100			SCHEDULE 13D		Page 2 of ___

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP 225235100			SCHEDULE 13D		Page 3 of ___

1	Name of Reporting Person		MEDCAP MANAGEMENT &
							RESEARCH LLC

	IRS Identification No. of Above Person		  94-3411543

2	Check the Appropriate Box if a Member of a Group	   (a) [ ]

								   (b) [ ]
3	SEC USE ONLY

4	Source of Funds						   	OO

5	Check Box if Disclosure of Legal Proceedings is			[ ]
	Required Pursuant to Items 2(d) or 2(e)

6	Citizenship of Organization				  DELAWARE

  NUMBER OF		7	Sole Voting Power		15,542,837
    SHARES
 BENEFICIALLY		8	Shared Voting Power			 0
OWNED BY EACH
  REPORTING		9	Sole Dispositive Power		15,542,837
 PERSON WITH
 			10	Shared Dispositive Power	 	0

11	Aggregate Amount Beneficially Owned by Reporting
	Person							15,542,837

12	Check Box if the Aggregate Amount in Row 11 Excludes 		[ ]
	Certain Shares

13	Percent of Class Represented by Amount in Row 11		72.3%

14	Type of Reporting Person					IA


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CUSIP 225235100			SCHEDULE 13D		Page 4 of ___

1	Names of Reporting Persons			MEDCAP PARTNERS L.P.

	IRS Identification Nos. of Above Persons		94-3412423

2	Check the Appropriate Box if a Member of a Group	   (a) [ ]

								   (b) [ ]
3	SEC USE ONLY

4	Source fo Funds							WC

5	Check Box if Disclosure of Legal Proceedings is		        [ ]
	Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization			  DELAWARE

  NUMBER OF		7	Sole Voting Power		15,542,837
    SHARES
 BENEFICIALLY		8	Shared Voting Power			 0
OWNED BY EACH
  REPORTING		9	Sole Dispositive Power		15,542,837
 PERSON WITH
			10	Shared Dispositive Power	 	0

11	Aggregate Amount Beneficially Owned by Reporting
	Person							15,542,837

12	Check Box if the Aggregate Amount in Row 11 Excludes	       [ ]
	Certain Shares

13	Percent of Class Represented by Amount in Row 11	     72.3%

14	Type of Reporting Person					PN


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CUSIP 225235100			SCHEDULE 13D		Page 5 of ___

1.	Names of Reporting Persons			C. FRED TONEY

	IRS Identification Nos. of Above Persons

2	Check the Appropriate Box if a Member of a Group	   (a) [ ]

								   (b) [ ]
3	SEC USE ONLY

4	Source of Funds							OO

5	Check Box if Disclosure of Legal Proceedings is		       [ ]
	Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization			UNITED STATES

  NUMBER OF		7	SOLE VOTING POWER		15,542,837
    SHARES
 BENEFICIALLY		8	SHARED VOTING POWER			 0
OWNED BY EACH
  REPORTING		9	SOLE DISPOSITIVE POWER		15,542,837
 PERSON WITH
			10	SHARED DISPOSITIVE POWER	 	0

11	Aggregate Amount Beneficially Owned by Reporting
	Person							15,542,837

12	Check Box if the Aggregate Amount in Row 11 Excludes	       [ ]
	Certain Shares

13	Percent of Class Represetned by Amount in Row 11	     72.3%

14	Type of Reporting Person				    IN, HC


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CUSIP 225235100			SCHEDULE 13D		Page 6 of ___

ITEM 1. SECURITY AND ISSUER

		This Schedule 13D ("Schedule") relates to shares of common stock, with par value $.0001 (the "Common Stock"), of Crdentia Corp. (the "Issuer"). The principal executive office of the Issuer is 14114 Dallas Parkway, Suite 600, Dallas, TX 75254.

ITEM 2. IDENTITY AND BACKGROUND

		This Schedule is filed on behalf of MedCap Partners L.P. ("MedCap"), MedCap Management & Research LLC ("MMR") and C. Fred Toney ("Toney"), each of whose principal business office address is 500 Third Street, Suite 535, San Francisco, CA 94107.

		MedCap is an investment limited partnership, whose general partner is MMR. MMR is an investment adviser registered under the laws of the State of California. Toney is MMR's sole managing member.

		None of MedCap, MMR nor Toney has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

		None of MedCap, MMR nor Toney has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

		MedCap is a Delaware limited partnership, MMR is a Delaware limited liability company and Toney is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

		The source of funds to make the purchases described in
Item 5(c) was working capital of MedCap. The total amount of the funds to make the purchases described in Item 5 was $1,575,000.

ITEM 4. PURPOSE OF TRANSACTION

		The acquisitions of Series C Preferred Stock, warrants to purchase Series B-1 Preferred Stock and warrants to purchase Series C Preferred Stock described in Item 5(c) were made for investment purposes.

		Toney is a member of the Issuer's Board of Directors.

		Except as described herein, the reporting persons do not currently have any plans or proposals that relate to or would result in any of the following:

		(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;


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CUSIP 225235100			SCHEDULE 13D		Page 7 of ___

		(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

		(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

		(d) Any change in the present board of directors or management
	of the 	Issuer, including any plans or proposals to change the number
	or term of directors or to fill any existing vacancies on the board;

		(e) Any material change in the present capitalization or dividend policy of the Issuer;

		(f) Any other material change in the Issuer's business or corporate structure;

		(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

		(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

		(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

		(j) Any action similar to those enumerated above.

		Depending upon market conditions and other factors, the reporting persons may acquire additional securities of the Issuer, or alternatively, may dispose of some or all of the securities of the Issuer beneficially owned by them.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

		(a) MedCap beneficially owns 338,671 shares of Common Stock, 2,000,000 shares of the Issuer's Series A Preferred Stock, which are currently convertible into 3,333,333 shares of Common Stock, 6,250,000 shares of Issuer's Series B Preferred Stock, which are currently convertible into 2,083,333 shares of Common Stock, and 26,250 shares of Issuer's Series C Preferred Stock which are currently convertible into 2,625,000 shares of Common Stock. MedCap also owns warrants giving it the right to acquire 6,000 shares of Series B-1 Preferred Stock for $60.00 per share (6,000 shares of Series B-1 Preferred Stock, in turn, would currently be convertible into 600,000 shares of Common Stock) and 65,625 shares of Series C Preferred Stock for $60.00 per share (65,625 shares of Series C Preferred Stock, in turn, would currently be convertible into 6,562,500 shares of Common Stock).


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CUSIP 225235100			SCHEDULE 13D		Page 8 of ___

	MMR as general partner and investment manager of MedCap and Toney as the sole managing member of MMR may be deemed to beneficially own the shares owned by MedCap in that they may be deemed to have the power to direct the voting or disposition of the shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that either MMR or Toney is, for any other purpose, the beneficial owner of any such securities to which this Schedule relates, and MMR and Toney disclaim beneficial ownership as to the Common Stock except to the extent of their respective pecuniary interests therein. Based on the number of shares outstanding reported in the Issuer's most recent quarterly report on Form 10-QSB, the percentage of Common Stock beneficially owned by MedCap, MMR and Toney for the purposes of this
	Schedule 13D is 72.3%.

		(b) Reference is made hereby to Items 7 to 10 of pages 2, 3 and 4 of this Schedule, which Items are incorporated herein by reference.

		(c) On August 30, 2004, MedCap purchased from the Issuer in a private placement, 26,250 shares of Series C Preferred Stock which are currently convertible into 2,625,000 shares of Common Stock with the aggregate amount of MedCap's investment in the private placement being $1,575,000. As part of the acquisition of the Series C Preferred Stock, MedCap received a warrant giving it the right to acquire 65,625 shares of Series C Preferred Stock for $60.00 per share. The Series C Preferred Stock is currently convertible at the option of the holder into 100 shares of Common Stock per share of Series C Preferred
	Stock. Thus, the warrant for the Series C Preferred Stock is indirectly convertible into 6,562,500 shares of Common Stock at $0.60 per share.

	On August 30, 2004, MedCap entered into a Makewell Agreement with certain lenders of the Issuer and the Issuer pursuant to which MedCap agreed to acquire up to 16,667 shares of Series C Preferred Stock for $60.00 per share in the event that the Issuer did not meet certain financial goals. Series C Preferred Stock currently would be convertible into 100 shares of Common Stock for each share of Series C Preferred Stock acquired. If MedCap is required to acquire Series C Preferred Stock pursuant to the Makewell Agreement, the Issuer has agreed to issue additional warrants to MedCap which will be exercisable for shares of Series C Preferred Stock at $60.00 per share.

	On August 31, 2004, MedCap also received a warrant giving it the right to acquire 6,000 shares of Series B-1 Preferred Stock at $60.00 per share. The B-1 Preferred Stock is currently convertible at the option of the holder into 100 shares of Common Stock per share of Series B-1 Preferred Stock. Thus, the warrant for the Series B Preferred Stock is indirectly exercisable for 600,000 shares of Common Stock at $0.60 per share.

		(d)  Not applicable.

		(e)  Not applicable.


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CUSIP 225235100			SCHEDULE 13D		Page 9 of ___

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
		TO SECURITIES OF THE ISSUER

		MedCap is a party to an Amended and Restated Registration Rights Agreement entitling it to registration rights with respect to Common Stock issuable upon conversion of its shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, including any Series B-1 Preferred or Series C Preferred issued upon exercise of the Warrants.


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CUSIP 225235100			SCHEDULE 13D		Page 10 of ___

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

No.		Exhibit
___		_______

1.		Agreement Regarding Joint Filing of Statement on Schedule 13D
		or 13G.

2.		Amended and Restated Registration Rights Agreement between the
		Issuer and MedCap dated August 30, 2004.

3.		Makewell Agreement between certain lenders of the Issuer, the
		Issuer and MedCap dated as of August 30, 2004.

4.		Warrant to Purchase Shares of Series C Preferred Stock of the
		Issuer issued to MedCap dated August 30, 2004.

5.		Warrant to Purchase Shares of Series B-1 Preferred Stock of
		the Issuer issued to MedCap dated August 31, 2004.


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CUSIP 225235100			SCHEDULE 13D		Page 11 of ___

								SIGNATURES

		After reasonable inquiry and to the best of each of the undersigned's respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  September 2, 2004

					MEDCAP PARTNERS L.P.
					By	its general partner
					MedCap Management & Research LLC


					/s/ C. Fred Toney
					______________________________________
					By:	 C. Fred Toney
					Its: Managing Member


					MEDCAP MANAGEMENT & RESEARCH LLC


					/s/ C. Fred Toney
					______________________________________
					By:	 C. Fred Toney
					Its: Managing Member


					C. FRED TONEY


					/s/ C. Fred Toney
					_____________________________________

CUSIP 225235100			SCHEDULE 13D		Page 12 of ___

								EXHIBIT INDEX

Exhibit 1	Agreement Regarding Joint Filing of Statement on
		Schedule 13D or 13G.

Exhibit 2	Amended and Restated Registration Rights Agreement
		between the Issuer and MedCap dated August 30, 2004.

Exhibit 3.	Makewell Agreement between certain lenders of the
		Issuer, the Issuer and MedCap dated as of August 30, 2004.

Exhibit 4.	Warrant to Purchase Shares of Series C Preferred Stock of the
		Issuer issued to MedCap dated August 30, 2004.

Exhibit 5.	Warrant to Purchase Shares of Series B-1 Preferred Stock of the
		Issuer issued to MedCap dated August 31, 2004.

CUSIP 225235100			SCHEDULE 13D		Page 13 of ___

				EXHIBIT 1

	AGREEMENT REGARDING JOINT FILING OF STATEMENT ON SCHEDULE 13D OR 13G

		The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or
Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Crdentia Corp. For that purpose, the undersigned hereby constitute and appoint C. Fred Toney as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  September 2, 2004

					MEDCAP PARTNERS L.P.
					By	its general partner
					MedCap Management & Research LLC


					/s/ C. Fred Toney
					____________________________________
					By:	 C. Fred Toney
					Its: Managing Member


					MEDCAP MANAGEMENT & RESEARCH LLC


					/s/ C. Fred Toney
					___________________________________
					By:	 C. Fred Toney
					Its: Managing Member


					C. FRED TONEY


					/s/ C. Fred Toney
					___________________________________

CUSIP 225235100			SCHEDULE 13D		Page 14 of ___

				EXHIBIT 2

		AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT


		THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this "Agreement") is made as of August 30, 2004 by and among Crdentia Corp., a Delaware corporation (the "Company") and the investors listed on Schedule A hereto (individually, an "Investor" and collectively, the "Investors").


				RECITALS:

		A. Certain of the Investors are parties to that certain Amended and Restated Registration Rights Agreement dated June 16, 2004 by and among the Company and such Investors (the "Original Agreement").

		B. The Company and the Investors are parties to certain Subscription Agreements (the "Subscription Agreements"), dated beginning August 31, 2004, regarding the proposed sale and issuance of shares of the Company's Series C Preferred Stock (the "Series C Preferred") to the Investors (the "Preferred Stock Financing");

		C. The Company and the Investors who are parties to the Original Agreement, and who hold at least a sixty-six and two-thirds percent (66 2/3%) of the Registrable Securities then outstanding (as such term is defined in the Original Agreement), desire to amend and restate the Original Agreement pursuant to Section 2.8 thereof and accept the rights created pursuant hereto in lieu of the rights granted to them under the Original Agreement.


				Agreement
				_________

		NOW, THEREFORE, in consideration of the mutual promises, representations, warranties, covenants and conditions set forth in this Agreement and the Subscription Agreement, the parties hereto agree as follows:

2.	Registration Rights.  The Company covenants and agrees as follows:

	2.1	Definitions.  For purposes of this Agreement:

		(a)	The term "Act" means the Securities Act of 1933,
as amended.

		(b)	The term "Effective Date" means August 31, 2004.

		(c)	The term "Form S-3" means such form under the Act as
in effect on the date hereof or any registration form under the Act subsequently adopted by the SEC which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

		(d)	The term "Holder" means any person owning or having
the right to acquire Registrable Securities or any assignee thereof in accordance with Section 1.11 hereof.


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CUSIP 225235100			SCHEDULE 13D		Page 15 of ___

		(e)	The term "1934 Act" shall mean the Securities Exchange
Act of 1934, as amended.

		(f)	The term "register," "registered," and "registration"
refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Act, and the declaration or ordering of effectiveness of such registration statement or document.

		(g)	The term "Registrable Securities" means (i) the Common
Stock of the Company (the "Common Stock") issued to the Investors listed on Schedule A attached hereto pursuant to conversion of the Series C Preferred (including any Series C Preferred acquired upon exercise of the Warrants), the Company's Series B Preferred Stock of the Company and/or the Company's Series A Preferred Stock, as the case may be, (ii) the Common Stock issued upon exercise of the Warrants, and (iii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued
as) a dividend or other distribution with respect to, or in exchange for or in replacement of the shares referenced in (i) or (ii) above, excluding in all cases, however, any Registrable Securities sold by a person in a transaction in which his rights under this Section 1 are not assigned pursuant to the terms of this Agreement.

		(h)	The number of shares of "Registrable Securities then
outstanding" shall be determined by the number of shares of Common Stock outstanding which are, and the number of shares of Common Stock issuable pursuant to then exercisable or convertible securities which are, Registrable Securities.

			(i) The term "SEC" shall mean the Securities and Exchange Commission.

			(j) The term "Warrants" shall mean (i) the Warrant to Purchase Shares of Series B-1 Preferred Stock granted to MedCap Partners L.P. and (ii) the Warrants to Purchase Shares of Series C Preferred Stock granted to the Investors pursuant to the terms of the Subscription Agreements.

	2.2	Requested Registration.

		(a) Request for Registration. If, at any time after the Effective Date, the Company shall receive from the Holders of thirty-three and one-third percent (33 1/3%) or more of the Registrable Securities then outstanding (the "Initiating Holders") a written request that the Company file a registration statement in accordance with the Act covering the registration on a continuous basis pursuant to Rule 415 under the Act, or any successor rule or regulation

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CUSIP 225235100			SCHEDULE 13D		Page 16 of ___

("Rule 415") of all or part of the Registrable Securities then held by such Holders, the Company shall:

			(i) within ten (10) days of the receipt thereof, give written notice of the proposed registration, qualification or compliance to all other Holders; and

			(ii) within forty-five (45) days of the receipt thereof, file a registration statement with the SEC and use its reasonable and diligent efforts to effect as soon as practicable, the registration under the Act of all such Holders' Registrable Securities as are specified in such request, together with such portion of the Registrable Securities of any other Holder or Holders joining in such request as are specified in a written notice given within fifteen (15) days after receipt of written notice from the Company; provided, however, that the Company shall not be obligated to take any action to effect any such registration pursuant to this Section 1.2, (A) after the Company has effected one (1) registration under this Section 1.2 or (B) if less than thirty-three and one-third percent (33 1/3%) of the then outstanding Registrable Securities will be registered.

		(b)	Registration Statements.  Any registration statement
filed pursuant to this Section 1.2 shall be on Form S-3, or if Form S-3 is not available, Form S-1 or other appropriate form permitting registration of the Registrable Securities for resale by the Holders.

		(c)	Underwriting.  If the Holders at any time intend to
distribute all or a part of the Registrable Securities covered by the registration statement filed pursuant to this Section 1.2 by means of an underwriting, they shall so advise the Company and the Company shall promptly notify the other Holders of such underwriting. The Company (together with all Holders proposing to distribute their securities pursuant to the underwriting) shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected by the Company. Notwithstanding any other provision of this Section 1.2, if the underwriter advises the Holders in writing that marketing factors require a limitation of the number of shares to be underwritten, then the Holders requesting the underwriting shall so advise all Holders of Registrable Securities, and the number of shares included in the underwriting shall be allocated among the Holders of Registrable Securities requesting registration in proportion, as nearly as practicable, to the total number of Registrable Securities held by such Holders at the time of the request for an underwriting.

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CUSIP 225235100			SCHEDULE 13D		Page 17 of ___

If any Holder disapproves of the terms of the underwriting, such Holder may elect to withdraw from such underwritten offering by written notice to the Company, the underwriter and the other Holders whose shares are being included in the underwriting. The Company agrees to file any amendments or supplements to the registration statement necessary in order to permit any underwritten offering.

		(d)	Rights in Addition to Other Rights.  The rights under
this Section 1.2 are in addition to, and not affected by, the Holders' exercise of any registration rights contained in Section 1.3.

	2.3	Company Registration.  If (but without any obligation to do
so) the Company proposes to register any of its stock or other securities under the Act in connection with the public offering of such securities solely for cash (other than a registration relating solely to the sale of securities to participants in a Company employee benefit plan or corporate reorganization or other transaction covered by Rule 145 promulgated under the Act, or a registration on any form which does not permit secondary sales or include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities), the Company shall, at such time, promptly give each Holder written notice of such registration. Upon the written request of each Holder given within twenty (20) days after mailing of such notice by the Company in accordance with Section 2.6 hereof, the Company shall, subject to the provisions of Section 1.7 hereof, cause to be registered under the Act all of the Registrable Securities that each such Holder has requested to be registered.

	2.4	Obligations of the Company.  Whenever required under this
Section 1 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

		(a)	Prepare and file with the SEC a registration statement
with respect to such Registrable Securities and use its reasonable and diligent efforts to cause such registration statement to become effective, and keep such registration statement effective (i) in the case of a registration statement filed pursuant to Section 1.2, during the Effectiveness Period (as hereinafter defined) or (ii) in the case of a registration statement filed pursuant to
Section 1.3, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, for up to three hundred sixty-five (365) days or, if earlier, the date on which the distribution contemplated in the registration statement has been completed. As used herein, the term "Effectiveness Period" shall mean until the earlier of (i) the termination of the rights set forth in this Agreement in accordance with Section 1.14 or (ii) all of the Registrable Securities covered by the registration having been sold or a subsequent registration statement covering any unsold Registrable Securities having been declared effective.

		(b)	Provide, at least three (3) business days prior to
filing, any registration statement and included prospectus (including each

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CUSIP 225235100			SCHEDULE 13D		Page 18 of ___

preliminary prospectus and any amendments or supplements thereto) prepared in conformity with the requirements of the Act in connection with Sections 1.2 and 1.3 (the "Registration Materials") to the Holders and their respective counsel for review and comment, if any.

		(c)	Prepare and file with the SEC such amendments and
supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered by such registration statement.

		(d)	Furnish to the Holders such number of copies of a
prospectus, including a preliminary prospectus, in conformity with the requirements of the Act, and such other documents and Registration Materials as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them that are included in such registration.

		(e)	Use its reasonable and diligent efforts to register
and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

		(f)	In the event of any underwritten public offering,
enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such agreement.

		(g)	Notify each Holder of Registrable Securities covered
by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Act of the happening of any event the result of which causes the prospectus included in such registration statement, as then in effect, to include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing; and thereafter, the Company will use reasonable efforts to amend or supplement such prospectus in order to cause such prospectus not to include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of circumstances then existing; provided, however, that upon such notification by the Company, the Holders will not offer or sell Registrable Securities until the Company has notified the Holders that it has prepared a supplement or amendment to such prospectus and delivered copies of such supplement or amendment to the Holders (it being understood and agreed by the Company that the foregoing proviso shall in no way diminish or otherwise impair the Company's obligations to prepare a prospectus amendment or supplement as above provided in this Section 1.4(g)).

		(h)	Use its reasonable and diligent efforts, if a
registration statement under Section 1.2 ceases to be effective for any reason at any time during the Effectiveness Period (other than because of the sale of all of the Registrable Securities registered thereunder or pursuant to the Company's exercise of the Suspension Right (as hereinafter defined)), to
(i) obtain the prompt withdrawal of any order suspending the effectiveness thereof, and (ii) amend the registration statement in a manner reasonably expected to obtain the withdrawal of the order suspending the effectiveness of the shelf registration or file an additional registration statement covering all of the unsold Registrable Securities (a "Subsequent Registration Statement"). If a Subsequent Registration Statement is filed, the Company will use its reasonable and diligent efforts to cause the Subsequent Registration Statement to be declared effective as soon as practicable and to keep such Subsequent Registration Statement continuously effective until the end of the Effectiveness Period. The requirements of this Section 1.4(h) that the Company file additional registration statements shall not be affected by the provisions set forth in Section 1.2 that the Company is only required to file one registration statement under Section 1.2.

		(i)	Cause all such Registrable Securities registered
pursuant hereunder to be listed on each securities exchange on which similar securities issued by the Company are then listed.

		(j)	Provide a transfer agent and registrar for all
Registrable Securities registered pursuant hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration.

CUSIP 225235100			SCHEDULE 13D		Page 19 of ___

(k)	Use its reasonable and diligent efforts to furnish, at the request of any Holder requesting registration of Registrable Securities pursuant to
this Section 1, on the date that such	Registrable Securities are delivered
to the underwriters for sale in connection with a registration statement pursuant to this Section 1, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holders requesting registration of the Registrable Securities, and (ii) a letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities.

			(l)	Notify each seller of Registrable Securities
under such registration statement of (i) the effectiveness of such registration statement, (ii) the filing of any post-effective amendments to such registration statement, or (iii) the filing of a supplement to such registration statement.

	2.5	Furnish Information.

		(a)	It shall be a condition precedent to the obligations
of the Company to take any action pursuant to this Section 1 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be required to effect the registration of such Holder's Registrable Securities.

		(b)	The Company shall have no obligation with respect to
any registration requested pursuant to Section 1.2 hereof if, as a result of the application of subsection 1.5(a), the number of shares of the Registrable Securities to be included in the registration does not equal or exceed the number of shares required to originally trigger the Company's obligation to initiate such registration as specified in Section 1.2 hereof.

	2.6	Expenses of Registration.  All expenses (other than
underwriting discounts and commissions, stock transfer taxes and fees of counsel to the stockholders in excess of $15,000) incurred in connection with any registrations, filings or qualifications of Registrable Securities pursuant to Sections 1.2 or 1.3 including (without limitation) all federal or state registration, filing and qualification fees, printers' and accounting fees and fees and disbursements of counsel for the Company shall be borne by the Company. The Company shall pay up to an aggregate of $15,000 of the selling stockholders' legal fees in connection with one (1) registration. Notwithstanding the foregoing, the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 1.2 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered, unless the withdrawal is based upon a material adverse development concerning the Company and the Holders have withdrawn the request with reasonable promptness following disclosure by the Company of such material adverse change.

	2.7	Underwriting Requirements.  In connection with any offering
pursuant to Section 1.3 involving an underwriting of shares of the Company's capital stock by the Company, the Company shall not be required to include any of the Holders' securities in such underwriting unless they accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by it (or by other persons entitled to select the underwriters), and then only in such quantity as the underwriters determine in their sole discretion will

CUSIP 225235100			SCHEDULE 13D		Page 20 of ___

not jeopardize the success of the offering by the Company. If the total amount of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the amount of securities sold other than by the Company that the underwriters determine in their sole discretion is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters determine in their sole discretion will not jeopardize the success of the offering (the securities so included to be apportioned pro rata among the selling stockholders according to the total amount of securities entitled to be included therein owned by each selling stockholder, or in such other proportions as shall mutually be agreed to by such selling stockholders). For purposes of the preceding parenthetical concerning apportionment, for any selling stockholder which is a holder of Registrable Securities and which is a limited liability company, partnership or corporation, the members, partners, retired partners and stockholders of such holder, or the estates and family members of any such members, partners and retired partners and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single "selling stockholder," and any pro-rata reduction with respect to such "selling stockholder" shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such "selling stockholder," as defined in this sentence.

	2.8	Delay of Registration.  No Holder shall have any right to
obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 1.

	2.9	Indemnification.  In the event any Registrable Securities are included in a registration statement under this Section 1:

		(a)	To the maximum extent permitted by law, the Company
will indemnify and hold harmless each Holder, the partners, officers, and directors of each Holder, any underwriter (as defined in the Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Act or the 1934 Act, against any losses, claims, damages or liabilities (joint or several) to which they may become subject under the Act, the 1934 Act or any state securities law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Act, the 1934 Act, or any rule or regulation promulgated under the Act or the 1934 Act or any state securities law in connection with the offering covered by such Registration Statement; and the Company will pay to each such Holder, partner, officer, director, underwriter or controlling person, as incurred, any

CUSIP 225235100			SCHEDULE 13D		Page 21 of ___

legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this subsection 1.9(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld or delayed), nor shall the Company be liable to any Holder, underwriter or controlling person for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by any such Holder, partner, officer, director, underwriter or controlling person.

		(b)	To the maximum extent permitted by law, each selling
Holder will, if Registrable Securities held by such Holder are included in the applicable registration statement, indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Act, any underwriter, any other Holder selling securities in such registration statement and any controlling person of any such underwriter or other Holder, against any losses, claims, damages or liabilities (joint or several) to which any of the foregoing persons may become subject under the Act or the 1934 Act or any state securities law in connection with the offering covered by such registration statement insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will pay any legal or other expenses reasonably incurred by any person intended to be indemnified pursuant to this subsection 1.9(b), in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this subsection 1.9(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder (which consent shall not be unreasonably withheld or delayed); provided further, that in no event shall any indemnity under this subsection 1.9(b) exceed the net proceeds from the offering received by such Holder, except in the case of willful misconduct or fraud by such Holder.

		(c)	Promptly after receipt by an indemnified party under
this Section 1.9 of notice of the commencement of any action (including any governmental action) as to which indemnity may be sought hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 1.9, deliver to the indemnifying party a written notice of the commencement thereof. The indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties which may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the reasonable fees and expenses to be

CUSIP 225235100			SCHEDULE 13D		Page 22 of ___

paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 1.9, but the omission to so deliver written notice to the indemnifying party will not relieve the indemnifying party of any liability that it may have to any indemnified party otherwise than under this Section 1.9. No indemnifying party, in the defense of any such claim or litigation, shall, except upon the consent of each indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a full and unconditional release from all liability in respect to such claim or litigation.

		(d)	The foregoing indemnity agreements of the Company and
Holders are subject to the condition that, insofar as they related to any Violation made in a preliminary prospectus but eliminated or remedied in the amended prospectus on file with the SEC at the time the registration statement in question becomes effective or the amended prospectus filed with the SEC pursuant to SEC Rule 424(b) (the "Final Prospectus"), such indemnity agreement shall not inure to the benefit of any person if a copy of the Final Prospectus was furnished to the indemnified party and was not furnished to the person asserting the loss, liability, claim or damage at or prior to the time such action is required by the Act. If the indemnification provided for in this
Section 1.9 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, claim, damage or liability referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, claim, damage or liability, as well as any other relevant equitable considerations; provided, however, that in no event shall (i) any contribution by a Holder under this subsection 1.9(d) exceed the net proceeds from the offering received by such Holder, except in the case of willful fraud by such Holder, and
(ii) any person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.
The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

		(e)	Notwithstanding the foregoing, to the extent that the
provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

CUSIP 225235100			SCHEDULE 13D		Page 23 of ___

(f)	The obligations of the Company and Holders under this Section 1.9 shall survive the completion of any offering of Registrable Securities in a registration statement under this Section 1, and otherwise.

	2.10	Assignment of Registration Rights.  The rights to cause the
Company to register Registrable Securities pursuant to this Section 1 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such securities, including a subsidiary, affiliate, partner, limited partner, retired partner or stockholder of a Holder, provided in each case that (i) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement; and (iii) such assignment shall be effective only if immediately following such transfer the further disposition of such securities by the transferee or assignee is restricted under the Act.

	2.11	Reports Under the 1934 Act.  The Company agrees to use
commercially reasonable efforts: (a) to make and keep public information available, as those terms are understood and defined in the General Instructions to Form S-3, or any successor or substitute form, and in Rule 144,
(b) to file with the SEC in a timely manner all reports and other documents required to be filed by an issuer of securities registered under the Securities Act or the Exchange Act, (c) as long as any Holder owns any Registrable Securities, to furnish in writing upon such Holder's request a written statement by the Company that it has complied with the reporting requirements of Rule 144 and of the Act and the 1934 Act, and to furnish to such Holder a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed by the Company with the SEC as may be reasonably requested.

	2.12	Deferral.  Notwithstanding anything in this Agreement to the contrary, if the Company shall furnish to the Holders a certificate signed by the Chief Executive Officer of the Company stating that the Board of Directors of the Company has made the good faith determination (a) that continued use by the Holders of a registration statement for purposes of effecting offers or sales of Registrable Securities pursuant thereto would require, under the Act, premature disclosure in the registration statement (or the prospectus relating thereto) of material, nonpublic information concerning the Company, its business or prospects or any proposed material transaction involving the Company, (b) that such premature disclosure would be materially adverse to the Company, its business or prospects or any such proposed material transaction or would make the successful consummation by the Company of any such material transaction significantly less likely and (c) that it is therefore essential to suspend the use by the Holders of any such registration statement (and the prospectus relating thereto) for purposes of effecting offers or sales of Registrable Securities pursuant thereto, then the right of the Holders to use any such registration statement (and the prospectus relating thereto) for purposes of effecting offers or sales of Registrable Securities pursuant thereto shall be suspended until further notice by the Company (the "Suspension Period"). During the Suspension Period, none of the Holders shall offer or sell any Registrable Securities pursuant to or in reliance upon any such registration statement (or the prospectus relating thereto). In the event the

CUSIP 225235100			SCHEDULE 13D		Page 24 of ___

Company exercises the suspension rights set forth herein (the "Suspension Right"), such suspension will continue for such period of time reasonably necessary for disclosure to occur at a time that is not materially detrimental to the Company or until such time as the registration statement does not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, each as determined in good faith by the Company. The Company agrees to notify the Holders promptly upon termination of the Suspension Right. Notwithstanding the foregoing, under no circumstances shall the Company be entitled to exercise the Suspension Right for a period of more than thirty (30) days during any twelve
(12) month period.

	2.13	Limitation of Liability.  The Company shall not be liable to the
Holder for a failure to effect, or a delay in effecting, a registration hereunder or a default in any other obligations under this Agreement arising out of or relating to any failure to receive necessary consents from its independent auditors or any internal review, investigation or similar activity by the Company's Audit Committee.

	2.14	Termination of Registration Rights.  The rights granted under this Section 1 shall terminate upon the fourth anniversary of the date of this Agreement. In addition, a Holder's registration rights shall terminate if all Registrable Securities held by and issuable to such Holder may be sold under Rule 144 during any ninety (90) day period.

3.	Miscellaneous.

	3.1	Successors and Assigns.  Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of andbe binding upon the respective successors and assigns of the parties (including transferees of any shares of Registrable Securities). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

	3.2	Governing Law.  This Agreement shall be governed by and
construed under the laws of the State of Delaware as applied to agreements among Delaware residents entered into and to be performed entirely within Delaware.

	3.3	Submission to Jurisdiction; Waivers.   Each of the parties
hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement or for the recognition and enforcement of any judgment in respect hereof brought by the other party hereto or its successors or assigns will be brought and determined in the Chancery or other courts of the State of Delaware, and each of the parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), (c) to the fullest extent permitted by

CUSIP 225235100			SCHEDULE 13D		Page 25 of ___

applicable law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action, or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts and (d) any right to trial by jury.

	3.4	Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

	3.5	Titles and Subtitles.  The titles and subtitles used in this
Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

	3.6	Notices.  All notices and other communications required or
permitted hereunder shall be in writing and shall be deemed effectively given:
(a) upon personal delivery to the party to be notified, (b) when sent by confirmed facsimile if sent during normal business hours of the recipient or, if not sent during normal business hours, then on the next business day,
(c) three days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the address as set forth on the signature page hereof or at such other address as such party may designate by 10 days advance written notice to the other parties hereto.

	3.7	Expenses.  If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

	3.8	Amendments and Waivers.  Any term of this Agreement may be
amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Holders of sixty-six and two-thirds percent (66 2/3%) of the Registrable Securities then outstanding. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each Holder of any Registrable Securities then outstanding, each future Holder of all such Registrable Securities, and the Company.

	3.9	Severability.  If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

	3.10	Aggregation of Stock.  All shares of Registrable Securities
held or acquired by affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

	3.11	Entire Agreement; Amendment; Waiver.  This Agreement (including
Schedule A hereto) constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.


				[Remainder of page intentionally left blank]

CUSIP 225235100			SCHEDULE 13D		Page 26 of ___

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.


					CRDENTIA CORP.,
					a Delaware corporation


					By: /s/ James D. Durham
					__________________________________
					Name:	James D. Durham
					Title:	Chief Executive Officer

					Address:14114 Dallas Parkway, Suite 600
					Dallas, Texas  75254

CUSIP 225235100			SCHEDULE 13D		Page 27 of ___

		IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

					INVESTORS:

					MEDCAP PARTNERS L.P.

					By:	MEDCAP MANAGEMENT & RESEARCH LLC,
						its General Partner


						By: /s/ C. Fred Toney
						_________________________________
						Name:	C. Fred Toney
						Title:	Managing Member

						Address:

CUSIP 225235100			SCHEDULE 13D		Page 28 of ___

				SCHEDULE A
				__________

			SCHEDULE OF INVESTORS

MedCap Partners L.P.
SF Capital Partners, Ltd.
Durham Properties, LLC
Hornthal Investment Partners, L.P.
Scott H. Richison
BBW Investments LP

CUSIP 225235100			SCHEDULE 13D		Page 29 of ___

				EXHIBIT 3

	MAKEWELL AGREEMENT BETWEEN CERTAIN LENDERS OF THE ISSUER,
			THE ISSUER AND MEDCAP

			MAKEWELL AGREEMENT

		THIS MAKEWELL AGREEMENT (this "Agreement") dated as of
August 30, 2004, among MedCap Partners L.P., a Delaware limited partnership ("MedCap"), Crdentia Corp., a Delaware corporation ("Crdentia"), Bridge Opportunity Finance, LLC, a Delaware limited liability company ("Term Lender"), and Bridge Healthcare Finance, LLC, a Delaware limited liability company ("Revolver Lender"; and collectively with the Term Lender, the "Lenders").


			W I T N E S S E T H:

		WHEREAS, MedCap owns in excess of twenty percent (20%) of the voting stock of Crdentia (including the Series C Preferred Stock acquired concurrently herewith) and as such MedCap will derive substantial direct and indirect economic benefit from the Lenders' providing loans and other financial accommodations under the Loan Agreements described below;

		WHEREAS, Crdentia, Baker Anderson Christie, Inc. ("Baker"), Nurses Network, Inc. ("Nurses Network"), New Age Staffing, Inc. ("New Age"), PSR Nurses, Ltd. ("PSR Ltd."), PSR Nurse Recruiting, Inc. ("PSR Recruiting"), PSR Nurses Holdings Corp. ("PSR Holding"), CRDE Corp. ("Acquisition Subsidiary"), CPS Acquisition Corporation ("CPS"), and AHHC Acquisition Corporation ("AHHC") (Crdentia, together with Baker, Nurses Network, New Age, PSR Ltd, PSR Recruiting, PSR Holding, Acquisition Subsidiary, CPS and AHHC, each individually and collectively, "Borrower") have entered into (i) that certain Loan and Security Agreement dated as of June 16, 2004 with the Revolver Lender (as amended, restated, supplemented or otherwise modified from time to time, the "Revolving Loan Agreement"), and (ii) that certain Loan and Security Agreement dated as of August 30, 2004 with the Term Lender and certain other parties (as amended, restated, supplemented or otherwise modified from time to time, the "Term Loan Agreement"; and collectively with the Revolving Loan Agreement, the "Loan Agreements");

		WHEREAS, in order to induce the Lenders to enter into, and/or perform their obligations under, the Loan Agreements and extend Borrower the financial accommodations contemplated thereby, MedCap has agreed, under certain specific circumstances described herein, to make additional equity investments in Crdentia; and

		WHEREAS, MedCap desires to provide certain assurances to Lenders with respect to the loans as set forth herein.

		NOW, THEREFORE, in consideration of the mutual promises herein contained, the parties hereto agree as follows:

	I.	Defined  Terms.   Capitalized  terms  used  herein  and   not
otherwise defined shall have the meaning assigned to such terms in the Loan Agreements. In addition, the following terms shall have the definitions ascribed to them in this Section 1:

CUSIP 225235100			SCHEDULE 13D		Page 30 of ___

		A.	"EBITDA Shortfall means, with respect to any month,
the amount of EBITDA, as reported in the compliance certificate (the "Compliance Certificate") delivered to the Lenders on or before the fifteenth day (15th) day of the immediately following month pursuant to Section 9(c) of the Loan Agreements and , which is less than $0.00 and reported as such negative amount on such Compliance Certificate. For purposes of clarification, such EBITDA Shortfall amount shall be equal to the difference between such negative EBITDA amount, as reported by the Borrower on the Compliance Certificate, and $0.00.

	II.	Makewell Obligations.

		A.	If Borrower's EBITDA for any month is less than $0.00,
then MedCap shall make payment to Crdentia in the amount of the EBITDA Shortfall, by purchase from Crdentia additional shares (to the nearest share) of Crdentia's Series C Preferred Stock at $60.00 per share (as adjusted proportionately for stock splits, stock dividends, recapitalizations and the like of the Series C Preferred Stock) for an aggregate purchase price equal to such EBITDA Shortfall (the "Makewell Payment") (on the same terms and conditions (including the issuance of warrants) as the Series C Preferred Stock being sold to MedCap concurrently herewith; provided that, the terms of the newly acquired Series C Preferred Stock shall be adjusted to reflect any events affecting the terms of the Series C Preferred Stock sold concurrently herewith) within ten (10) days of the Lenders' receipt of the applicable Compliance Certificate reporting the EBITDA Shortfall amount. If Crdentia is unable to sell Series C Preferred Stock to MedCap, it shall sell a series of its preferred stock containing the same terms as the Series C Preferred Stock would be required to contain.

		B.	MedCap hereby agrees that it shall make any such
Makewell Payment via federal wire transfer or ACH to the Crdentia Collection Lockbox Account maintained at LaSalle Bank, N.A. (the "Crdentia Collections Account"). The amount of such Makewell Payment to the Crdentia Collections Account shall be swept to the Revolver Lender Concentration Account (such Concentration Account as defined in the Revolving Loan Agreement) and applied to the outstanding Revolving Loans of the Revolver Lender, in accordance with the terms of the Revolving Loan Agreement. MedCap shall make the Makewell Payment as provided herein without any notice or request from the Lenders.

		C.	Each Makewell Payment shall be deemed to cure any
applicable Minimum EBITDA violation for the applicable month in respect of which the Makewell Payment causes Borrower to be in pro forma compliance with the Minimum EBITDA financial covenant for such month as determined in accordance with Section 14(c) of the Loan Agreements.

	III.	Waiver.   No  course  of  dealing  between  Lenders  and
Borrower, and no act, delay or omission by any Lender in exercising any right or remedy hereunder, shall operate as a waiver thereof or of any other right or remedy, and no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right or remedy. If any provision of this Agreement is unenforceable in whole or in part for any reason, the remaining provisions shall continue to be effective.

	IV.	Representations and Warranties; Covenants.  (i) The execution, delivery and performance by MedCap of this Agreement is within its limited partnership powers and has been duly authorized by all necessary limited

CUSIP 225235100			SCHEDULE 13D		Page 31 of ___

partnership action on the part of MedCap, (ii) this Agreement is the legal, valid and binding obligation of MedCap enforceable against MedCap in accordance with its terms (except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally) and
(iii) neither the execution, delivery nor performance by MedCap of this Agreement (1) violates any law or regulation, or any order or decree of any governmental body other than any laws relating to the issuance of securities,
(2) conflicts with or results in the breach or termination of, constitutes a default under or accelerates any performance required by, any indenture, mortgage, deed of trust, lease, agreement or other instrument to which MedCap is a party or by which MedCap or any of its property is bound, (3) violates or conflicts with the limited partnership agreement or other organizational documents of MedCap, or (4) requires the consent, approval or authorization of, or declaration or filing with, any Person, except for those already duly obtained.

	V.	Modification, Amendment, Duration of Obligation and Assignment.
This Agreement may be modified, or amended only by the written agreement of the parties. The obligation of MedCap and Crdentia under this Agreement shall
continue until the	earlier of (i) the termination of the Loan Agreements
and the payment in full in cash of all Obligations (other than contingent indemnification obligations), (ii) the date on which an aggregate of $1,000,000 in Makewell Payments have been made under this Agreement, and (iii) January 25, 2005. MedCap may assign its rights and obligations under this Agreement in whole or in part to a third party "accredited investor" (as defined in Rule 501 of Regulation D promulgated under the Securities Act) reasonably approved by Crdentia and the Lender, provided that all proceeds to Crdentia of any such investors are paid to Crdentia in accordance with Section 2(b) hereof. For the avoidance of doubt this Agreement is independent of, and is a separate and distinct obligation from, any guaranty or similar agreements among the parties.

	VI.	Payment of Costs and Expenses.  Crdentia hereby agrees to pay on demand all reasonable costs and expenses, including, without limitation, reasonable attorneys' fees and costs, incurred by the Lenders in enforcing this Agreement. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party, or the non-dismissing party in the even of a voluntary dismissal by the party initiating the action, shall be entitled to receive reasonable attorney's fees, costs and necessary disbursements.

	VII.	Loan Document.  This Agreement shall be deemed to be a Loan
Document and Other Agreement for all purposes.

	VIII.	Obligation of Crdentia.  Crdentia agrees to notify MedCap on or prior to the same Business Day that it sends a Compliance Certificate to the Lenders of any EBITDA Shortfall with regard to such Compliance Certificate. Crdentia hereby agrees to timely sell to MedCap or such other person as provided herein the Series C Preferred Stock (or such other series of the Company's Preferred Stock) that MedCap is required to acquire under Section
2 on such terms as provided for in Section 2. Such sale shall be pursuant to a subscription agreement with essentially the same terms as the subscription agreement entered into by MedCap and Crdentia in connection with the Series C Preferred Stock being sold concurrently herewith. Crdentia represents and warrants that the sale of any Series C Preferred Stock pursuant to the terms

CUSIP 225235100			SCHEDULE 13D		Page 32 of ___

of this Agreement has been duly and validly authorized by all necessary corporate action and that Crdentia has reserved for issuance all of the shares of Series C Preferred Stock as necessary in connection with any such sale. Crdentia represents to MedCap that the EBITDA calculations contained in any Compliance Certificate is accurate.

	IX.	Counterparts.  This Agreement may be executed by one or more of the parties hereto on any number of separate counterparts, each of which shall be deemed an original and all of which, taken together, shall be deemed to constitute one and the same instrument. Delivery of an executed counterpart of this Agreement by facsimile transmission shall be as effective as delivery of a manually executed counterpart hereof.

	X.	Governing Law.  THIS AGREEMENT SHALL BE GOVERNED BY, AND SHALL
BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF ILLINOIS, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES. MEDCAP HEREBY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN THE COUNTY OF COOK, STATE OF ILLINOIS AND IRREVOCABLY AGREES THAT, SUBJECT TO LENDERS' ELECTION, ALL ACTIONS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT SHALL BE LITIGATED IN SUCH COURTS. MEDCAP EXPRESSLY SUBMITS AND CONSENTS TO THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS. MEDCAP HEREBY WAIVES PERSONAL SERVICE OF ANY AND ALL PROCESS AND AGREES THAT ALL SUCH SERVICE OF PROCESS MAY BE MADE UPON MEDCAP BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, ADDRESSED TO MEDCAP IN ACCORDANCE WITH THE NOTICE PROVISIONS HEREOF AND SERVICE SO MADE SHALL BE COMPLETE FIVE
(5) DAYS AFTER THE SAME HAS BEEN POSTED.

	XI.	Waiver of Jury Trial.  MEDCAP AND LENDERS EACH HEREBY
IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND AGREES THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

					[SIGNATURE PAGE FOLLOWS]

					SIGNATURE PAGE TO MAKEWELL AGREEMENT

		IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their respective officers thereunder duly authorized as of the day and year first above written.

						MEDCAP PARTNERS L.P.

						By:	/s/ C. Fred Toney
							____________________
						Name:	C. Fred Toney
						Title:	Managing Member

						Address for Notice:

						500 Third Street, Suite 535
						San Francisco, CA  94107
						_______________________
						Attn:
						Telephone:
						Facsimile:

CUSIP 225235100			SCHEDULE 13D		Page 33 of ___

						BRIDGE OPPORTUNITY FINANCE,
						LLC, as Term Lender

						By:	/s/ Randy Abrahams
							____________________
						Name:	Randy Abrahams
						Title:	President and Chief
							Executive Officer

						Address for Notice:

						233 South Wacker Drive
						Suite 5350
						Chicago, Illinois 60606
						Attn:  Chief Credit Officer
						Telephone: (312) 334-4451
						Facsimile:  (312) 334-4450

CUSIP 225235100			SCHEDULE 13D		Page 34 of ___

			SIGNATURE PAGE TO MAKEWELL AGREEMENT


					BRIDGE HEALTHCARE FINANCE, LLC,
					as Revolver Lender

					By:	/s/ Kim Gordon
					___________________
					Name:	Kim Gordon
					Title:	Executive Vice President

					Address for Notice:

					233 South Wacker Drive
					Suite 5350
					Chicago, Illinois 60606
					Attn:  Chief Credit Officer
					Telephone:  (312) 334-4455
					Facsimile:  (312) 334-4450

CUSIP 225235100			SCHEDULE 13D		Page 35 of ___

			SIGNATURE PAGE TO MAKEWELL AGREEMENT


					CRDENTIA CORP.

					By: Jim D. Durham
					Name: Jim D. Durham
					Title: Chief Executive Officer

					Address for Notice:

					14114 Dallas Parkway
					Dallas, Texas 75254
					Attn:  Jim Durham
					Telephone: (___) ___________
					Facsimile:  (___) ____________

CUSIP 225235100			SCHEDULE 13D		Page 36 of ___

				EXHIBIT 4


	WARRANT TO PURCHASE SHARES OF SERIES C PREFERRED STOCK OF THE
			ISSUER ISSUED TO MEDCAP

		THIS WARRANT AND THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO AN EXEMPTION TO SUCH ACT.


								Void after
							   August 30, 2009


			WARRANT TO PURCHASE SHARES
			OF SERIES C PREFERRED STOCK
				of
			CRDENTIA CORP.

	This certifies that, for value received, MedCap Partners, L.P., together with its successors and assigns (the "Holder") is entitled to subscribe for and purchase, on the terms hereof, shares of Series C Preferred Stock (the "Stock") of Crdentia Corp., a Delaware corporation (the "Company"), which is convertible into shares of Common Stock of the Company (the
"Common Stock"), subject to adjustment as provided herein.

	This Warrant is subject to the following terms and conditions:

	1. Exercise of Warrant. The terms and conditions upon which this Warrant may be exercised, and the Stock covered hereby may be purchased, are as follows:


		1.1	Term.  Subject to the terms hereof, this Warrant may
be exercised at any time after the date hereof, or from time to time, in whole or in part; provided, however, that in no event may this Warrant be exercised (the "Exercise Date") later than 5:00 p.m. (Pacific Time) on the earlier of
(a) the close of business on August 30, 2009 or (b) the closing of a Corporate Transaction (as defined below) (the "Exercise Period"); provided that at least twenty (20) days prior to the occurrence of the closing of a Corporate Transaction, the Company shall have sent to the Holder notice of such event.

CUSIP 225235100			SCHEDULE 13D		Page 37 of ___

		For purposes hereof, the term "Corporate Transaction" shall mean (a) the sale, conveyance or disposal of all or substantially all of the Company's property or business; (b) the Company's merger into or consolidation with any other corporation (other than a a merger effected exclusively for the purpose of changing the domicile of the Company or a merger in which the owners of the voting stock of the Company prior to the merger own at least 50% of the voting interests in the surviving entity) or any other transaction or series of transactions, in which more than fifty percent (50%) of the voting power of the Company is disposed of (other than a sale by the Company of shares of its capital stock in an equity financing); or (c) the closing of an underwritten public offering of the Company's Common Stock pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with aggregate net proceeds to the Company in excess of twenty-five million dollars ($25,000,000).

		1.2	Number of Shares.  This Warrant may be exercised for
65,626 shares of Stock, subject to adjustment as provided herein.

		1.3	Exercise Price.  The per share exercise price for the
shares of Stock to be issued upon exercise of this Warrant shall be $60.00, subject to adjustment as provided herein (such price as adjusted from time to time as provided herein is called the "Exercise Price").

		1.4	Method of Exercise.  The exercise of the purchase
rights evidenced by this Warrant shall be effected by (a) the surrender of the Warrant, together with a duly executed copy of the form of a subscription attached hereto as Schedule 1, to the Company at its principal offices and
(b) except as set forth in Section 1.5, the delivery of the aggregate Exercise Price by check or bank draft payable to the Company's order or by wire transfer to the Company's account for the number of shares for which the purchase rights hereunder are being exercised or any other form of consideration approved by the Company's Board of Directors (the "Board"). Each exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the day on which this Warrant shall have been surrendered to the Company as provided herein or at such later date as may be specified in the executed form of subscription, and at such time the person or persons in whose name or names any certificate or certificates for shares of Stock shall be issuable upon such exercise as provided herein shall be deemed to have become the holder or holders of record thereof.

		1.5	Net Issuance.

			(a) Right to Convert. In addition to and without limiting the rights of the Holder under the terms of this Warrant, the Holder shall have the right to convert this Warrant or any portion thereof (the "Conversion Right") into shares of Stock as provided in this Section 1.5 at any time or from time to time during the Exercise Period. Upon exercise of the Conversion Right with respect to a particular number of shares subject to the Warrant (the "Converted Warrant Shares"), the Company shall deliver to the Holder (without payment by the Holder of any exercise price or any cash or other consideration) that number of shares of fully paid and nonassessable Stock computed using the following formula:

CUSIP 225235100			SCHEDULE 13D		Page 38 of ___

			X =	Y (A - B)
				     A
	Where		X =	the number of shares of Stock to be delivered
				to the Holder
			Y =	the number of Converted Warrant Shares
			A =	the fair market value of the total number of
				shares of Common Stock into which one share
				of Stock can be converted on the Conversion
				Date (as defined below)
			B =	the Exercise Price (as adjusted to the
				Conversion Date)

	The Conversion Right may only be exercised with respect to a whole number of shares subject to the Warrant. No fractional shares shall be issuable upon exercise of the Conversion Right, and if the number of shares to be issued determined in accordance with the foregoing formula is other than a whole number, the Company shall pay to the Holder an amount in cash equal to the fair market value of the resulting fractional share on the Conversion Date (as defined below). Shares issued pursuant to the Conversion Right shall be treated as if they were issued upon the exercise of the Warrant.

			(b) Method of Exercise. The Conversion Right may be exercised by the Holder by the surrender of the Warrant at the principal office of the Company together with a notice in the form attached hereto as
Schedule 2 specifying that the Holder thereby intends to exercise the Conversion Right and indicating the total number of shares under the Warrant that the Holder is exercising through the Conversion Right. Such conversion shall be effective upon receipt by the Company of the Warrant together with the aforesaid written statement, or on such later date as is specified therein (the "Conversion Date"). Certificates for the shares issuable upon exercise of the Conversion Right and, if applicable, a new warrant evidencing the balance of the shares remaining subject to the Warrant, shall be issued as of the Conversion Date and shall be delivered to the Holder promptly following the Conversion Date.

			(c) Determination of Fair Market Value. For purposes of this Section 1.5, the fair market value of a share of Common Stock on the Conversion Date shall be the average of the closing prices of the Common Stock as reported on a Trading Market (as defined below) for the last fifteen (15) trading day period ending two (2) days prior to the Conversion Date. For purposes of this Warrant, "Trading Market" shall mean one of the following which has been determined by the Company's Board of Directors to be the Company's principal trading market: NASD OTC Bulletin Board, the Nasdaq SmallCap Market, the Nasdaq National Market, the American Stock Exchange or the New York Stock Exchange. Notwithstanding the foregoing, in the event the Common Stock is not publicly trading on the Conversion Date, the fair market value of a share of Common Stock on the Conversion Date shall be determined in good faith by the Company's Board of Directors.

			(d) Limit on Exercise. Notwithstanding any other provision of this Warrant, the Holder shall not be entitled to exercise the Conversion Right, in whole or in part, unless the Holder agrees, in writing, to immediately convert the Shares issued pursuant to the Conversion Right

CUSIP 225235100			SCHEDULE 13D		Page 39 of ___

into shares of the Company's Common Stock (pursuant to the terms of the Company's Amended and Restated Certificate of Incorporation and Certificate of Designations, Preferences and Rights of Series C Preferred Stock of the Company).
	2. Adjustment of Exercise Price and Number of Shares. The Exercise Price and the number of shares purchasable upon the exercise of this Warrant shall be subject to adjustment from time to time upon the occurrence of certain events described in this Section 2. Upon each adjustment of the Exercise Price, the Holder of this Warrant shall thereafter be entitled to purchase, at the Exercise Price resulting from such adjustment, the number of shares obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of shares purchasable pursuant hereto immediately prior to such adjustment, and dividing the product thereof by the Exercise Price resulting from such adjustment.


		2.1	Subdivision or Combination of Stock.  In case the
Company shall at any time subdivide its outstanding shares of Series C Preferred Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced, and conversely, in case the outstanding shares of Series C Preferred Stock of the Company shall be combined into a smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased.


		2.2	Dividends in Stock, Other Stock, Property,
Reclassification. If at any time or from time to time the holders of the Series C Preferred Stock (or any shares of stock or other securities at the time receivable upon the exercise of this Warrant) shall have received or become entitled to receive, without payment therefor,

			(a) Series C Preferred Stock, or any shares of stock or other securities whether or not such securities are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

			(b) any cash paid or payable otherwise than as a cash dividend, or

			(c) Series C Preferred Stock or other or additional stock or other securities or property (including cash) by way of spin off, split-up, reclassification, combination of shares or similar corporate rearrangement, (other than shares of Stock issued as a stock split, adjustments in respect of which shall be covered by the terms of Section 2.1 above),

CUSIP 225235100			SCHEDULE 13D		Page 40 of ___

		Then and in each such case, the Holder hereof shall, upon the exercise of this Warrant, be entitled to receive, in addition to the number of shares of Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to in clauses (b) and (c) above) which such Holder would hold on the date of such exercise had he been the holder of record of such Stock as of the date on which holders of Series C Preferred Stock received or became entitled to receive such shares and/or all other additional stock and other securities and property.


		2.3	Reclassification or Reorganization.  If the Stock
(or any shares of stock or other securities which may be) issuable upon the exercise of this Warrant shall be changed into the same or different number of shares of any class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend provided for in Section 2.1 above, or a Corporate Transaction, in which case this Warrant shall terminate if not exercised), then and in each such event the Holder shall be entitled to receive upon the exercise of this Warrant the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification or other change, to which a holder of the number of shares of Stock (or any shares of stock or other securities which may be) issuable upon the exercise of this Warrant would have received if this Warrant had been exercised immediately prior to such reorganization, reclassification or other change, all subject to further adjustment as provided herein.

		2.4	Notice of Adjustments and Record Dates.  The Company
shall promptly notify the Holder in writing of each adjustment or readjustment of the exercise price hereunder and the number of shares of Stock (or any shares of stock or other securities which may be) issuable upon the exercise of this Warrant. Such notice shall state the adjustment or readjustment and show in reasonable detail the facts on which that adjustment or readjustment is based. In the event of any taking by the Company of a record of the holders of Common Stock for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, the Company shall notify the Holder in writing of such record date at least twenty (20) days prior to the date specified therein.

CUSIP 225235100			SCHEDULE 13D		Page 41 of ___

		2.5	Shares to be Fully Paid; Reservation of Shares.  The
Company covenants and agrees that all shares of Stock which may be issued upon the exercise of the rights represented by this Warrant will, upon payment of the Exercise Price and issuance pursuant to Section 1.4 or a net issuance pursuant to Section 1.5, be duly authorized, validly issued, fully paid and nonassessable and free from all preemptive rights of any stockholder and free of all taxes, liens and charges with respect to the issue thereof. The Company further covenants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved, for the purpose of issue or transfer upon exercise of the subscription rights evidenced by this Warrant, a sufficient number of shares of authorized but unissued Series C Preferred Stock and Common Stock into which such Series C Preferred Stock may be converted, or other securities and property, when and as required to provide for the exercise of the rights represented by this Warrant. The Company will take all such action as may be necessary to assure that such shares of Series C Preferred Stock and Common Stock may be issued as provided herein without violation of any applicable law or regulation.
	3. Replacement of Warrants. On receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction of this Warrant, on delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, on surrender and cancellation of such Warrant, the Company at its expense shall execute and deliver to the Holder, in lieu thereof, a new
Warrant of like tenor.

	4. Investment Intent. Unless a current registration statement under the Securities Act, shall be in effect with respect to the securities to be issued upon exercise of this Warrant, the Holder, by accepting this Warrant, covenants and agrees that, at the time of exercise hereof, and at the time of any proposed transfer of any securities acquired upon exercise hereof, the Holder shall deliver to the Company a written statement that the securities acquired by the Holder upon exercise hereof are for the own account of the Holder for investment and are not acquired with a view to, or for sale in connection with, any distribution thereof (or any portion thereof) and with no present intention (at any such time) of offering or distributing such securities (or any portion thereof).

	5. No Rights or Liability as a Shareholder. This Warrant does not entitle the Holder hereof to any voting rights or other rights as a shareholder of the Company. No provisions hereof, in the absence of affirmative action by the Holder to purchase Stock, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder as a shareholder of the Company.

	6. Representations of Holder. The Holder hereby represents and acknowledges to the Company that:

CUSIP 225235100			SCHEDULE 13D		Page 42 of ___

		6.1	this Warrant, the Stock issuable upon exercise of
this Warrant and any securities issued with respect to any of them by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation or other reorganization will be "restricted securities" as such term is used in the rules and regulations under the Securities Act, and that such securities have not been and may not be registered under the Securities Act or any state securities law, and that such securities must be held indefinitely unless registration is effected or transfer can be made pursuant to appropriate exemptions;

		6.2	the Holder has read, and fully understands, the terms
of this Warrant set forth on its face and the attachments hereto, including the restrictions on transfer contained herein;

		6.3	the Holder is purchasing for investment for its own
account and not with a view to or for sale in connection with any distribution of this Warrant or the Stock of the Company issuable upon exercise of this Warrant and it has no intention of selling such securities in a public distribution in violation of the federal securities laws or any applicable state securities laws;

		6.4	the Company may affix the following legends (in
addition to any other legend(s), if any, required by applicable state corporate and/or securities laws) to certificates for shares of Stock (or other securities) issued upon exercise of this Warrant ("Warrant Shares"):

		"These securities have not been registered under the Securities Act of 1933, as amended. They may not be sold, offered for sale, pledged or hypothecated in the absence of a registration statement in effect with respect to the securities under such Act or an opinion of counsel satisfactory to the Company that such registration is not required or unless sold pursuant to Rule 144 of such Act."

	7.  Reserved.

	8.  Reserved.

	9. Limitations on Disposition. The Holder of this Warrant, by acceptance hereof, agrees to comply in all respects with the provisions of this Section 9. Without in any way limiting the representations set forth above, the Holder of this Warrant agrees not to make any disposition of this Warrant or any Warrant Shares, unless and until the transferee has agreed in writing for the benefit of the Company to be bound by this Section 9 and the other provisions of this Warrant as if such transferee were the original Holder hereof, provided and to the extent such provisions are then applicable, and

CUSIP 225235100			SCHEDULE 13D		Page 43 of ___

			(a) There is then in effect a Registration
Statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such Registration Statement; or

			(b) (i) the Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and the Company has given its prior written consent (which consent shall not be unreasonably withheld), and (ii) if reasonably requested by the Company, the Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of the Warrant and/or the Warrant Shares under the Securities
Act. It is agreed that the Company will not require opinions of counsel for transactions made pursuant to Rule 144 except in unusual circumstances.

	Notwithstanding any other provision of this Section 9, Holder may transfer this Warrant and/or the Warrant Shares to any investment fund in which MedCap Management & Research LLC or any of its affiliates is the General Partner or the manager; provided that, such fund is an "accredited investor" as such term is then defined in Section 501 of Regulation D promulgated pursuant to the Securities Act.

	10. Miscellaneous.


		10.1	Transfer of Warrant.  In addition to the transfer
restrictions set forth in Section 9, this Warrant shall not be transferable or assignable in any manner and no interest shall be pledged or otherwise encumbered by the Holder without the express written consent of the Company.

		10.2	Titles and Subtitles.  The titles and subtitles used
in this Warrant are for convenience only and are not to be considered in construing or interpreting this Warrant.

		10.3	Notice.  Notice or demand pursuant to this Warrant
shall be sufficiently given or made, if sent by first-class mail, postage prepaid, addressed, if to the Holder of this Warrant, to the Holder at its last known address as it shall appear in the records of the Company, and if to the Company, at 14114 Dallas Pkwy., Suite 600, Dallas, TX 75254,
Attention: Secretary. The Company may alter the address to which communications are to be sent by giving notice of such change of address in conformity with the provisions of this Section 10.3 for the giving of notice.

		10.4	Attorneys' Fees.  If any action at law or in equity is
necessary to enforce or interpret the terms of this Warrant, the prevailing party shall be entitled to reasonable attorneys' fees, costs and disbursements in addition to any other relief to which such party may be entitled.

		10.5	Amendment.  This Warrant may be modified, amended or
terminated by a writing signed by the Company and the Holder.

CUSIP 225235100			SCHEDULE 13D		Page 44 of ___

		10.6	Severability.  If one or more provisions of this
Warrant are held to be unenforceable under applicable law, such provision shall be excluded from this Warrant and the balance of the Warrant shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

		10.7 Governing Law. This Warrant shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to its conflicts of laws principles.

CUSIP 225235100			SCHEDULE 13D		Page 45 of ___

		Counterparts. This Warrant may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date:  August 30, 2004			CRDENTIA CORP.


					By:  /s/ James D. Durham
					Name:  James D. Durham
					Its:  Chief Executive Officer


ACKNOWLEDGED AND AGREED:

MEDCAP PARTNERS L.P.

By: MEDCAP MANAGEMENT & RESEARCH LLC

By: /s/ C. Fred Toney
    -----------------
Name: C. Fred Toney
Its: Managing Member





















		[SIGNATURE PAGE TO WARRANT TO PURCHASE SHARES
			OF SERIES C PREFERRED STOCK]

CUSIP 225235100			SCHEDULE 13D		Page 46 of ___

				SCHEDULE 1


			SUBSCRIPTION NOTICE
	(To be signed only on exercise of Warrant for cash)



To: Crdentia Corp.

	The undersigned, the holder of the Warrant attached hereto,

hereby irrevocably elects to exercise the purchase rights

represented by such Warrant for, and to purchase thereunder,

__________* shares of Stock of Crdentia Corp., and herewith makes payment of $__________ therefor, and requests that the

certificates for such shares be issued in the name of, and

delivered to ____________________, whose address is

______________________________.



			(Signature must conform in all respects to name of the Holder as specified on the face of the Warrant)



			(Print Name)



			(Address)


Dated:  _____________


	*Insert here the number of shares as to which the Warrant is being exercised.

CUSIP 225235100			SCHEDULE 13D		Page 47 of ___

				SCHEDULE 2


			NOTICE OF NET ISSUANCE EXERCISE

	(To be signed only on net issuance exercise of Warrant)



To: Crdentia Corp.:

	Pursuant to Section 1.5 of the Warrant, the undersigned, the holder of the Warrant attached hereto, hereby irrevocably elects to exercise the net issuance rights with respect to _____________

shares of such Warrant for that number of shares of Stock of

Crdentia Corp., determined pursuant to the formula set forth in

Section 1.5 of the Warrant, and requests that the certificates for such shares be issued in the name of, and delivered to ___________________,

whose address is _________________________________________.



			(Signature must conform in all respects to name of the Holder as specified on the face of the Warrant)



			(Print Name)



			(Address)


Dated:  ______________

CUSIP 225235100			SCHEDULE 13D		Page 48 of ___

				EXHIBIT 5



	WARRANT TO PURCHASE SHARES OF SERIES B-1 PREFERRED STOCK OF THE
			ISSUER ISSUED TO MEDCAP

		THIS WARRANT AND THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO AN EXEMPTION TO SUCH ACT.

								Void after
							   August 31, 2009

			WARRANT TO PURCHASE SHARES
			OF SERIES B-1 PREFERRED STOCK
					of
				CRDENTIA CORP.

	This certifies that, for value received, MedCap Partners L.P., together with its successors and assigns (the "Holder") is entitled to subscribe for and purchase, on the terms hereof, shares of Series B-1 Preferred Stock (the "Stock") of Crdentia Corp., a Delaware corporation (the "Company"), which is convertible into shares of Common Stock of the Company (the "Common Stock"), subject to adjustment as provided herein.

	This Warrant is subject to the following terms and conditions:

	1. Exercise of Warrant. The terms and conditions upon which this Warrant may be exercised, and the Stock covered hereby may be purchased, are as follows:

		1.1	Term.  Subject to the terms hereof, this Warrant
may be exercised at any time after the date hereof, or from time to time, in whole or in part; provided, however, that in no event may this Warrant be exercised (the "Exercise Date") later than 5:00 p.m. (Pacific Time) on the earlier of (a) the close of business on August 31, 2009 or (b) the closing of a Corporate Transaction (as defined below) (the "Exercise Period"); provided that at least twenty (20) days prior to the occurrence of the closing of a Corporate Transaction, the Company shall have sent to the Holder notice of such event.

CUSIP 225235100			SCHEDULE 13D		Page 49 of ___

	For purposes hereof, the term "Corporate Transaction" shall mean
(a) the sale, conveyance or disposal of all or substantially all of the Company's property or business; (b) the Company's merger into or consolidation with any other corporation (other than a a merger effected exclusively for the purpose of changing the domicile of the Company or a merger in which the owners of the voting stock of the Company prior to the merger own at least 50% of the voting interests in the surviving entity) or any other transaction or series of transactions, in which more than fifty percent (50%) of the voting power of the Company is disposed of (other than a sale by the Company of shares of its capital stock in an equity financing); or (c) the closing of an underwritten public offering of the Company's Common Stock pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with aggregate net proceeds to the Company in excess of twenty-five million dollars ($25,000,000).

		1.2	Number of Shares.  This Warrant may be exercised for
6,000 shares of Stock, subject to adjustment as provided herein.

		1.3	Exercise Price.  The per share exercise price for the
shares of Stock to be issued upon exercise of this Warrant shall be $60.00, subject to adjustment as provided herein (such price as adjusted from time to time as provided herein is called the "Exercise Price").

		1.4	Method of Exercise.  The exercise of the purchase
rights evidenced by this Warrant shall be effected by (a) the surrender of the Warrant, together with a duly executed copy of the form of a subscription attached hereto as Schedule 1, to the Company at its principal offices and
(b) except as set forth in Section 1.5, the delivery of the aggregate Exercise Price by check or bank draft payable to the Company's order or by wire transfer to the Company's account for the number of shares for which the purchase rights hereunder are being exercised or any other form of consideration approved by the Company's Board of Directors (the "Board").
Each exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the day on which this Warrant shall have been surrendered to the Company as provided herein or at such later date as may be specified in the executed form of subscription, and at such time the person or persons in whose name or names any certificate or certificates for shares of Stock shall be issuable upon such exercise as provided herein shall be deemed to have become the holder or holders of record thereof.

		1.5	Net Issuance.

			(a) Right to Convert. In addition to and without limiting the rights of the Holder under the terms of this Warrant, the Holder shall have the right to convert this Warrant or any portion thereof (the "Conversion Right") into shares of Stock as provided in this Section 1.5 at any time or from time to time during the Exercise Period. Upon exercise of the Conversion Right with respect to a particular number of shares subject to the Warrant (the "Converted Warrant Shares"), the Company shall deliver to the Holder (without payment by the Holder of any exercise price or any cash or other consideration) that number of shares of fully paid and nonassessable Stock computed using the following formula:

CUSIP 225235100			SCHEDULE 13D		Page 50 of ___

				X =	Y (A - B)
					     A
	Where			X =	the number of shares of Stock to be
					delivered to the Holder
				Y =	the number of Converted Warrant Shares
				A =	the fair market value of the total
					number of shares of Common Stock into
					which one share of Stock can be
					converted on the Conversion Date (as
					defined below)
				B =	the Exercise Price (as adjusted to the
					Conversion Date)

	The Conversion Right may only be exercised with respect to a whole number of shares subject to the Warrant. No fractional shares shall be issuable upon exercise of the Conversion Right, and if the number of shares to be issued determined in accordance with the foregoing formula is other than a whole number, the Company shall pay to the Holder an amount in cash equal to the fair market value of the resulting fractional share on the Conversion Date (as defined below). Shares issued pursuant to the Conversion Right shall be treated as if they were issued upon the exercise of the Warrant.


			(b) Method of Exercise. The Conversion Right may be exercised by the Holder by the surrender of the Warrant at the principal office of the Company together with a notice in the form attached hereto as
Schedule 2 specifying that the Holder thereby intends to exercise the Conversion Right and indicating the total number of shares under the Warrant that the Holder is exercising through the Conversion Right. Such conversion shall be effective upon receipt by the Company of the Warrant together with the aforesaid written statement, or on such later date as is specified therein (the "Conversion Date"). Certificates for the shares issuable upon exercise of the Conversion Right and, if applicable, a new warrant evidencing the balance of the shares remaining subject to the Warrant, shall be issued as of the Conversion Date and shall be delivered to the Holder promptly following the Conversion Date.

			(c) Determination of Fair Market Value. For purposes of this Section 1.5, the fair market value of a share of Common
Stock on the Conversion Date shall be the average of the closing prices of the Common Stock as reported on a Trading Market (as defined below) for the last fifteen (15) trading day period ending two (2) days prior to the Conversion Date. For purposes of this Warrant, "Trading Market" shall mean one of the following which has been determined by the Company's Board of Directors to be the Company's principal trading market: NASD OTC Bulletin Board, the Nasdaq SmallCap Market, the Nasdaq National Market, the American Stock Exchange or the New York Stock Exchange. Notwithstanding the foregoing, in the event the Common Stock is not publicly trading on the Conversion Date, the fair market value of a share of Common Stock on the Conversion Date shall be determined in good faith by the Company's Board of Directors.

CUSIP 225235100			SCHEDULE 13D		Page 51 of ___

			(d) Limit on Exercise. Notwithstanding any other provision of this Warrant, the Holder shall not be entitled to exercise the Conversion Right, in whole or in part, unless the Holder agrees, in writing, to immediately convert the Shares issued pursuant to the Conversion Right into shares of the Company's Common Stock (pursuant to the terms of the Company's Amended and Restated Certificate of Incorporation and Certificate of Designations, Preferences and Rights of Series B-1 Preferred Stock of the Company).
	2. Adjustment of Exercise Price and Number of Shares. The Exercise Price and the number of shares purchasable upon the exercise of this Warrant shall be subject to adjustment from time to time upon the occurrence of certain events described in this Section 2. Upon each adjustment of the Exercise Price, the Holder of this Warrant shall thereafter be entitled to purchase, at the Exercise Price resulting from such adjustment, the number of shares obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of shares purchasable pursuant hereto immediately prior to such adjustment, and dividing the product thereof by the Exercise Price resulting from such adjustment.


		2.1	Subdivision or Combination of Stock.  In case the
Company shall at any time subdivide its outstanding shares of Series B-1 Preferred Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced, and conversely, in case the outstanding shares of Series B-1 Preferred Stock of the Company shall be combined into a smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased.

		2.2	Dividends in Stock, Other Stock, Property,
Reclassification. If at any time or from time to time the holders of the Series B-1 Preferred Stock (or any shares of stock or other securities at the time receivable upon the exercise of this Warrant) shall have received or become entitled to receive, without payment therefor,

			(a) Series B-1 Preferred Stock, or any shares of stock or other securities whether or not such securities are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

			(b) any cash paid or payable otherwise than as a cash dividend, or

			(c)  Series B-1 Preferred Stock or other or
additional stock or other securities or property (including cash) by way of spin off, split-up, reclassification, combination of shares or similar corporate rearrangement, (other than shares of Stock issued as a stock split, adjustments in respect of which shall be covered by the terms of Section 2.1 above),

CUSIP 225235100			SCHEDULE 13D		Page 52 of ___

	Then and in each such case, the Holder hereof shall, upon the exercise of this Warrant, be entitled to receive, in addition to the number of shares of Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to in clauses (b) and (c) above) which such Holder would hold on the date of such exercise had he been the holder of record of such Stock as of the date on which holders of Series B-1 Preferred Stock received or became entitled to receive such shares and/or all other additional stock and other securities and property.


		2.3 Reclassification or Reorganization. If the Stock (or any shares of stock or other securities which may be) issuable upon the exercise of this Warrant shall be changed into the same or different number of shares of any class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend provided for in Section 2.1 above, or a Corporate Transaction, in which case this Warrant shall terminate if not exercised), then and in each such event the Holder shall be entitled to receive upon the exercise of this Warrant the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification or other change, to which a holder of the number of shares of Stock (or any shares of stock or other securities which may be) issuable upon the exercise of this Warrant would have received if this Warrant had been exercised immediately prior to such reorganization, reclassification or other change, all subject to further adjustment as provided herein.

		2.4 Notice of Adjustments and Record Dates. The Company shall promptly notify the Holder in writing of each adjustment or readjustment of the exercise price hereunder and the number of shares of Stock (or any shares of stock or other securities which may be) issuable upon the exercise of this Warrant. Such notice shall state the adjustment or readjustment and show in reasonable detail the facts on which that adjustment or readjustment is based. In the event of any taking by the Company of a record of the holders of Common Stock for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, the Company shall notify the Holder in writing of such record date at least twenty (20) days prior to the date specified therein.

		2.5 Shares to be Fully Paid; Reservation of Shares. The Company covenants and agrees that all shares of Stock which may be issued upon the exercise of the rights represented by this Warrant will, upon payment of the Exercise Price and issuance pursuant to Section 1.4 or a net issuance pursuant to Section 1.5, be duly authorized, validly issued, fully paid and nonassessable and free from all preemptive rights of any stockholder and free of all taxes, liens and charges with respect to the issue thereof. The Company further covenants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Company will at all

CUSIP 225235100			SCHEDULE 13D		Page 53 of ___

times have authorized and reserved, for the purpose of issue or transfer upon exercise of the subscription rights evidenced by this Warrant, a sufficient number of shares of authorized but unissued Series B-1 Preferred Stock and Common Stock into which such Series B-1 Preferred Stock may be converted, or other securities and property, when and as required to provide for the exercise of the rights represented by this Warrant. The Company will take all such action as may be necessary to assure that such shares of Series B-1 Preferred Stock and Common Stock may be issued as provided herein without violation of any applicable law or regulation.
	3. Replacement of Warrants. On receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction of this Warrant, on delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, on surrender and cancellation of such Warrant, the Company at its expense shall execute and deliver to the Holder, in lieu thereof, a new Warrant of like tenor.

	4. Investment Intent. Unless a current registration statement under the Securities Act, shall be in effect with respect to the securities to be issued upon exercise of this Warrant, the Holder, by accepting this Warrant, covenants and agrees that, at the time of exercise hereof, and at the time of any proposed transfer of any securities acquired upon exercise hereof, the Holder shall deliver to the Company a written statement that the securities acquired by the Holder upon exercise hereof are for the own account of the Holder for investment and are not acquired with a view to, or for sale in connection with, any distribution thereof (or any portion thereof) and with no present intention (at any such time) of offering or distributing such securities (or any portion thereof).

	5. No Rights or Liability as a Shareholder. This Warrant does not entitle the Holder hereof to any voting rights or other rights as a shareholder of the Company. No provisions hereof, in the absence of affirmative action by the Holder to purchase Stock, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder as a shareholder of the Company.

	6. Representations of Holder. The Holder hereby represents and acknowledges to the Company that:


		6.1	this Warrant, the Stock issuable upon exercise of
this Warrant and any securities issued with respect to any of them by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation or other reorganization will be "restricted securities" as such term is used in the rules and regulations under the Securities Act, and that such securities have not been and may not be registered under the Securities Act or any state securities law, and that such securities must be held indefinitely unless registration is effected or transfer can be made pursuant to appropriate exemptions;

CUSIP 225235100			SCHEDULE 13D		Page 54 of ___

		6.2	the Holder has read, and fully understands, the terms
of this Warrant set forth on its face and the attachments hereto, including the restrictions on transfer contained herein;

		6.3	the Holder is purchasing for investment for its own
account and not with a view to or for sale in connection with any distribution of this Warrant or the Stock of the Company issuable upon exercise of this Warrant and it has no intention of selling such securities in a public distribution in violation of the federal securities laws or any applicable state securities laws;

		6.4	the Company may affix the following legends (in
addition to any other legend(s), if any, required by applicable state corporate and/or securities laws) to certificates for shares of Stock (or other securities) issued upon exercise of this Warrant ("Warrant Shares"):
	"These securities have not been registered under the Securities Act of 1933, as amended. They may not be sold, offered for sale, pledged or hypothecated in the absence of a registration statement in effect with respect to the securities under such Act or an opinion of counsel satisfactory to the Company that such registration is not required or unless sold pursuant to Rule 144 of such Act."

	7.  Reserved.

	8.  Reserved.

	9. Limitations on Disposition. The Holder of this Warrant, by acceptance hereof, agrees to comply in all respects with the provisions of this Section 9. Without in any way limiting the representations set forth above, the Holder of this Warrant agrees not to make any disposition of this Warrant or any Warrant Shares, unless and until the transferee has agreed in writing for the benefit of the Company to be bound by this Section 9 and the other provisions of this Warrant as if such transferee were the original Holder hereof, provided and to the extent such provisions are then applicable, and

		(a) There is then in effect a Registration Statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such Registration Statement; or

		(b) (i) the Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and the Company has given its prior written consent (which consent shall not be unreasonably withheld), and (ii) if reasonably requested by the Company, the Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of the Warrant and/or the Warrant Shares under the Securities Act. It is agreed that the Company will not require opinions of counsel for transactions made pursuant to Rule 144 except in unusual circumstances.

CUSIP 225235100			SCHEDULE 13D		Page 55 of ___

	Notwithstanding any other provision of this Section 9, Holder may transfer this Warrant and/or the Warrant Shares to any investment fund in which MedCap Management & Research LLC or any of its affiliates is the General Partner or the manager; provided that, such fund is an "accredited investor" as such term is then defined in Section 501 of Regulation D promulgated pursuant to the Securities Act.

	10. Miscellaneous.


		10.1	Transfer of Warrant.  In addition to the transfer
restrictions set forth in Section 9, this Warrant shall not be transferable or assignable in any manner and no interest shall be pledged or otherwise encumbered by the Holder without the express written consent of the Company.

		10.2	Titles and Subtitles.  The titles and subtitles
used in this Warrant are for convenience only and are not to be considered in construing or interpreting this Warrant.

		10.3	Notice.  Notice or demand pursuant to this Warrant
shall be sufficiently given or made, if sent by first-class mail, postage prepaid, addressed, if to the Holder of this Warrant, to the Holder at its last known address as it shall appear in the records of the Company, and if to the Company, at 14114 Dallas Pkwy., Suite 600, Dallas, TX 75254,
Attention: Secretary. The Company may alter the address to which communications are to be sent by giving notice of such change of address in conformity with the provisions of this Section 10.3 for the giving of notice.

		10.4	Attorneys' Fees.  If any action at law or in equity
is necessary to enforce or interpret the terms of this Warrant, the prevailing party shall be entitled to reasonable attorneys' fees, costs and disbursements in addition to any other relief to which such party may be entitled.

		10.5	Amendment.  This Warrant may be modified, amended or
terminated by a writing signed by the Company and the Holder.

		10.6	Severability.  If one or more provisions of this
Warrant are held to be unenforceable under applicable law, such provision shall be excluded from this Warrant and the balance of the Warrant shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

		10.7	Governing Law.  This Warrant shall be governed by and
construed and enforced in accordance with the laws of the State of Delaware, without giving effect to its conflicts of laws principles.

CUSIP 225235100			SCHEDULE 13D		Page 56 of ___

	Counterparts. This Warrant may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date:  August 31, 2004				CRDENTIA CORP.


						By:  /s/ James D. Durham
						     ___________________
						Name:  James D. Durham
						Its:  Chief Executive Officer


ACKNOWLEDGED AND AGREED:

MEDCAP PARTNERS L.P.

By: MEDCAP MANAGEMENT & RESEARCH LLC

By: /s/ C. Fred Toney
Name: C. Fred Toney
Its: Managing Member

















		[SIGNATURE PAGE TO WARRANT TO PURCHASE SHARES
			OF SERIES B-1 PREFERRED STOCK]

CUSIP 225235100			SCHEDULE 13D		Page 57 of ___

				SCHEDULE 1



SUBSCRIPTION NOTICE
(To be signed only on exercise of Warrant for cash)
To: Crdentia Corp.

	The undersigned, the holder of the Warrant attached hereto,

hereby irrevocably elects to exercise the purchase rights

represented by such Warrant for, and to purchase thereunder,

__________* shares of Stock of Crdentia Corp., and herewith makes payment of $__________ therefor, and requests that the

certificates for such shares be issued in the name of, and delivered to ____________________, whose address is ______________________________.


____________________________
(Signature must conform in all respects to name of the Holder as specified on the face of the Warrant)
____________________________
(Print Name)
____________________________
(Address)
Dated:  ____________________












	*Insert here the number of shares as to which the Warrant is being exercised

CUSIP 225235100			SCHEDULE 13D		Page 58 of ___

				SCHEDULE 2


NOTICE OF NET ISSUANCE EXERCISE

(To be signed only on net issuance exercise of Warrant)
To: Crdentia Corp.:

	Pursuant to Section 1.5 of the Warrant, the undersigned, the holder of the Warrant attached hereto, hereby irrevocably elects to exercise the net issuance rights with respect to _____________ shares of such Warrant for that number of shares of Stock of Crdentia Corp.,

determined pursuant to the formula set forth in Section 1.5 of the Warrant,

and requests that the certificates for such shares be issued in the name of, and delivered to ___________________, whose address

is _________________________________________.


_________________________
(Signature must conform in all respects to name of the Holder as specified on the face of the Warrant)
_________________________
(Print Name)
_________________________
(Address)
Dated:  ___________________
_______________________________











		[SIGNATURE PAGE TO WARRANT TO PURCHASE SHARES
			OF SERIES B-1 PREFERRED STOCK]